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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   ComVest Venture Partners, L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

   830 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)
   New York                             NY                10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     6/21/02
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     13-4124841
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Comdial Corporation ("CMDL")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock,
 $.01 par value per share                123,726                    D(1)
-----------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                  SEC 1473(7/96)



FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr.5)
-----------------------------------------------------------------------------------------------------------------------------------

Senior Subordinated
Convertible Notes(3)     6/21/02    10/18/02(4)    Common Stock            23,327,500       $.01            D(2)
-----------------------------------------------------------------------------------------------------------------------------------

Warrants (right to buy)    (5)       6/21/07       Common Stock            1,414,657        $.01            D(6)
===================================================================================================================================

Explanation  of  Responses:

(1)  These  securities  were  issued  to  Commonwealth  Associates,  L.P.
     ("Commonwealth") in consideration of advisory services performed in connection with the restructuring of the Company's debt and to Michael S. Falk ("Falk"). Falk is the chairman and controlling equity owner of Commonwealth Associates Management Company, Inc. ("CAMC"), which is the general partner of, and the principal owner of the interests in, Commonwealth. Commonwealth and Falk directly own 24,435 and 99,291 of such shares, respectively. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in CAMC.
(2) These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by CAMC. Falk is the chairman and principal shareholder of CAMC. Falk disclaims beneficial ownership of the securities held by ComVest other than that portion which corresponds with his interest in ComVest.
(3) Subject to limitations until the Company's receipt of shareholder approval of an increase in its authorized capital stock (the "Shareholder
     Approval"), ComVest has the right to convert 13.33% of the Senior Subordinated Convertible Notes ("Notes") into shares of the Company's Common Stock at a conversion price of $.01 per share. ComVest may also convert the Notes into Common Stock upon certain events of default as described in the Notes.
(4) The maturity date is subject to extension to either January 16, 2003 or June 21, 2003 upon the occurrence of certain events.
(5) The Warrants are not exercisable until the Company obtains the Shareholder Approval.
(6) These securities were issued to Commonwealth in consideration of advisory services performed in connection with the placement of the Notes and to Falk. Commonwealth and Falk directly own 718,148 and 696,509 of such shares, respectively. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in CAMC.


ComVest Venture Partners, L.P.
By: ComVest Management LLC, its general partner

/s/ Michael S. Falk                                           June 27, 2002
----------------------------------------------            ---------------------
    Michael S Falk, Manager                                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION



Name:                                       ComVest Venture Partners, L.P.
                                            830 Third Avenue
                                            New York, NY  10022

Designated Filer:                           Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:                     Comdial Corporation (CMDL)

Date of Event Requiring Statement:          June 21, 2002


Signature                                   By: ComVest Management LLC,
                                                its general partner

                                            /s/ Michael S. Falk
                                            ----------------------
                                            Michael S. Falk, Manager

Name:                                       ComVest Management LLC
                                            830 Third Avenue
                                            New York, NY  10022

Designated Filer:                           Comvest Venture Partners, L.P.


Issuer & Ticker Symbol:                     Comdial Corporation (CMDL)

Date of Event Requiring Statement:          June 21, 2002

Signature                                   /s/ Michael S. Falk
                                           -------------------------
                                            Michael S. Falk, Manager

Name:                                       Commonwealth Associates, L.P.
                                            830 Third Avenue
                                            New York, NY  10022

Designated Filer:                           Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:                     Comdial Corporation (CMDL)

Date of Event Requiring Statement:          June 21, 2002

Signature                                   By: Commonwealth Associates
                                                Management Company, Inc.,
                                                its general partner

                                            /s/ Joseph Wynne
                                            --------------------------
                                            Joseph Wynne
                                            Chief Financial Officer

Name:                                       Commonwealth Associates
                                              Management Company, Inc.
                                            830 Third Avenue
                                            New York, NY  10022

Designated Filer:                           Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:                     Comdial Corporation (CMDL)

Date of Event Requiring Statement:          June 21, 2002

Signature                                   /s/ Joseph Wynne
                                            ---------------------------
                                            Joseph Wynne
                                            Chief Financial Officer

Name:                                       Michael S. Falk
                                            830 Third Avenue
                                            New York, NY  10022

Designated Filer:                           Comvest Venture Partners, L.P.

Issuer & Ticker Symbol:                     Comdial Corporation (CMDL)

Date of Event Requiring Statement:          June 21, 2002

Signature                                   /s/ Michael S. Falk
                                            -----------------------------
                                            Michael S. Falk












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